Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)
	Sep 30-2004	Sep 30-2003	Sep 30-2004	Sep 30-2003	% Change
ASSETS

Cash & equivalents	36,838	37,888	60.5	62.2	-2.8%
Other current assets	143,276	164,659	235.3	270.4	-13.0%
Total current assets	180,114	202,547	295.8	332.6	-11.1%

PP&E, net	308,759	332,054	507.1	545.3	-7.0%
Other assets	65,062	68,459	106.9	112.4	-5.0%

TOTAL ASSETS	553,935	603,060	909.7	990.4	-8.1%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	30,278	55,428	49.7	91.0	-45.4%
Other current liabilities	67,164	103,957	110.3	170.7	-35.4%
Total current liabilities	97,442	159,385	160.0	261.8	-38.9%

Long-term debt (2)	94,350	86,535	155.0	142.1	9.0%
Other long-term liabilities	33,690	33,116	55.3	54.4	1.7%
Total long-term liabilities	128,040	119,651	210.3	196.5	7.0%

Minority interest	39,229	41,039	64.4	67.4	-4.4%

Stockholders' equity	289,224	282,985	475.0	464.7	2.2%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	553,935	603,060	909.7	990.4	-8.1%

OTHER FINANCIAL INFORMATION

Cash & equivalents plus
other liquid assets	48,188	72,946	79.1	119.8	-33.9%

Total financial debt	124,628	141,963	204.7	233.1	-12.2%

Net debt (3)	76,439	69,017	125.5	113.3	10.8%

Liquidity ratio	1.85	1.27
Debt / Capitalization	0.28	0.31

(1) Exchange rate: US$1.00 = Ch$608.90
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents plus other liquid assets